Faegre Drinker Biddle & Reath
LLP

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By EDGAR

May 28, 2021

Nudrat Salik

Brian Cascio

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:         Miromatrix Medical Inc.

Amendment No. 1 Form S-1 Submitted May 6, 2021

CIK No. 0001527096

Dear Mr. Salik and Mr. Cascio:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Nudrat Salik and Brian Cascio, dated May 25, 2021 (the “Comment Letter”), to the Draft Registration Statement on Form S-1 submitted confidentially to the Securities and Exchange Commission on May 6, 2021.

The Company is concurrently filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”).

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Business

Overview of the Decellularization and Recellularization Processes, page 79

1.            We note your response to prior comment 13. Please revise your disclosure in the second paragraph on page 80 to reference whether the studies described in your disclosure were conducted using human organ matrices or animal organ matrices.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 82, which now states that the studies described in the disclosure were conducted using animal organ matrices.

May 28, 2021

Pursuing an Efficient Regulatory Pathway, page 83

2.            We note your revised disclosure in response to prior comment 7. Please revise to indicate whether you have received feedback from FDA staff or other regulators concerning the classification and regulatory pathway. To the extent that you have not received feedback from regulators, please revise your disclosure on page 3 to clarify this point.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 3 and 85, which now clarifies that the Company has not received feedback from the FDA staff or other regulators concerning the classification or regulatory pathway of the Company’s product candidates.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Jonathan R. Zimmerman
Jonathan R. Zimmerman

Enclosures

cc:          Jeff Ross, Miromatrix Medical Inc.

Steven Kennedy, Esq., Faegre Drinker Biddle & Reath LLP